GRIDWATER INC.
FINANCIAL STATEMENTS
FROM INCEPTION (JAN 21, 2026) THROUGH MAY 31, 2026

GRIDWATER INC.
TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Those charged with Governance
Gridwater, Inc.

We have reviewed the accompanying financial statements of Gridwater, Inc (the Company), which comprise the balance sheet as of May 31, 2026, and the related statement of operations, shareholders' deficit, and cash flows for the period from inception (January 21, 2026) through May 31, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Managements plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from this uncertainty.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Gridwater, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

M&K CPAS, PLLC

M&K CPAS, PLLC

The Woodlands, Texas

July 10, 2026

GRIDWATER INC.
BALANCE SHEET
(unaudited)

		As of May 31, 2026
ASSETS		
Current Assets:		
Cash and cash equivalents	$	680
Total Current Assets		680
Long-Term Assets		
Equipment Deposits (Note 3)		110,515
Total Long-Term Assets		110,515
TOTAL ASSETS	$	**111,195**
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Long-Term Liabilities		
Related Party Liability (Note 5)		123,818
Total Long-Term Liabilities		123,818
TOTAL LIABILITIES		**123,818**
SHAREHOLDERS' DEFICIT		
Common stock, Authorized 5M shares, Par Value .0001 2,000 outstanding		-
Preferred stock, Authorized 5M shares, par value .0001 0 outstanding		-
Additional paid-in capital		-
Accumulated deficit		(12,623)
TOTAL SHAREHOLDERS' DEFICIT	$	**(12,623)**
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	**111,195**

The accompanying notes are an integral part of these financial statements

GRIDWATER INC.
STATEMENT OF OPERATIONS
(unaudited)

From Inception (Jan 21, 2026) through May 31, 2026

Revenue	$	-
Operating expenses		
Selling and marketing		7,470
General and administrative		5,153
Total Operating expenses		12,623
Loss from Operations		(12,623)
Net (loss)	$	(12,623)
Basic Loss Per Share	$	(6.31)
Weighted average common shares outstanding, basic (in shares)		2,000

GRIDWATER INC.
STATEMENT OF SHAREHOLDERS' DEFICIT
(unaudited)

From inception (Jan 21, 2026) through May 31, 2026

	Preferred Stock		Common Stock		Additional Paid-in-	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at Jan 21, 2026	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(12,623)	(12,623)
Balance at May 31, 2026	-	$ -	2,000	$ -	$ -	$ (12,623)	$ (12,623)

The accompanying notes are an integral part of these financial statements

GRIDWATER INC.
STATEMENT OF CASH FLOWS
(unaudited)

From inception (Jan 21, 2026) to May 31, 2026

Cash Flows from Operating Activities:		
Net (loss)	$	(12,623)
Adjustments to reconcile net income to net cash		
Change in Related Party Liabilities		123,818
Net cash provided by operating activities		**111,195**
Cash Flows from Investing Activities:		
Deposits		(110,515)
Net cash used in investing activities		**(110,515)**
Net change in Cash		
Net increase (decrease) in cash and cash equivalents		680
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	**680**
Supplemental Disclosures of Cash Flow Information		
Cash paid for interest and dividends	$	-

The accompanying notes are an integral part of these financial statements

GRIDWATER INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2026
(unaudited)

1. **Organization and line of business**

    Organization

    Gridwater Inc is a wastewater service company that was incorporated on January 21, 2026, in Texas. It is a joint venture between Water on Demand Inc and Zigco Inc. whereas each organization owns 50% of the joint venture. Water On Demand Inc is an organization comprising of two operating units: Progressive Water Treatment (a manufacturer), and Water on Demand (a finance company that collaborates with regional water service providers to finance, build, and operate water treatment systems). Zigco is a wastewater pump operator in Austin, Texas, serving residential and commercial customers across Central Texas.

    Gridwater's wastewater infrastructure platform is built to capture value in the large, recurring, and regulation-driven wastewater pump market by servicing grease traps and septic tanks. In doing so, it will deploy advanced mobile treatment units within high demand areas and where contract visibility supports the economics. The company is designed for disciplined growth and expansion in Texas and surrounding states.

    With Austin as its anchor market, the company has created a phased rollout strategy starting in late 2026. This strategy is built from a leadership team that has experience across field operations, infrastructure, governance, and capital formation,

    Basis of presentation

    The accompanying financial statements of Gridwater Inc have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. **Summary of significant accounting policies**

    The financial statements and accompanying notes are the responsibility of Gridwater's management, which has prepared them to conform to GAAP and which have been consistently applied for integrity and accuracy.

    Going concern

    The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if Gridwater is unable to continue as a going concern. These factors, among others, raise substantial doubt about Gridwater's ability to continue as a going concern. Our independent accountants, in their report on the Company's reviewed financial statements for the period ending May 31, 2026, expressed substantial doubt about our ability to continue as a going concern.

    The ability of Gridwater to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations while receiving additional cash infusions. During the period ending May 31, 2026, Gridwater is in process of raising funds from the issuance of shareholder investments. Management believes this funding will continue from its current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet Gridwater's startup costs and allow the company to develop its core business operations. No assurance can be given that any future investments or financing will be available or, if available, that it will be on terms that are satisfactory to Gridwater. Even if Gridwater can obtain additional investments and financing, it may contain restrictions on its operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash balances with high-credit-quality financial institutions. At times, such balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Recent Accounting Pronouncements

There have been no new accounting pronouncements that are not yet effective or adopted in the current year that we believe have a significant impact, or potentially significant impact, to our financial statements.

3. Deposits

The Company paid $110,515 for deposits relating to the purchase of four wastewater pump trucks which include the chassis and the upgrade to the vehicle for the filtration system.

4. Commitments and Litigation

As of May 31, 2026, the Company was not party to any material pending legal proceedings or other commitments.

5. Related Party

Gridwater is owned 50% by Water on Demand and 50% by Zigco. During start-up operations, Gridwater engages in routine related party activity with WODI and its wholly owned subsidiary PWT. These related party payments are to support the operational needs while the company establishes its business model. As of May 31, 2026, WODI and its wholly owned subsidiary provided $123,818 to Gridwater.

6. Equity

The company has authorized 5M common stock with a par value of $.0001 and 5M of preferred (non-voting non-convertible with a par value of $.0001) shares with a dividend return rate of 8% per year. As of May 31, 2026, the Company issued 1,000 to Zigco and 1,000 to Water on Demand as Founders shares.

7. Segment Reporting

The company operates as a single operating segment and a single reportable segment in accordance with ASC 280, Segment Reporting. The Company's operations consist of the provision of wastewater treatment services, including the treatment, management, and monitoring of wastewater for its customers. Operating segments are components of an enterprise for which discrete financial information is available and regularly reviewed by the chief operating decision maker (the "CODM") in allocating resources and assessing performance. The Company's operations are managed as a single business, and the CODM reviews financial information and allocates resources on a consolidated basis. Accordingly, the Company has one operating and reportable segment.

The Company's Chief Executive Officer is CODM. The CODM assesses performance and makes resource-allocation decisions based on total operating results, which is the measure of segment profit or loss. The CODM uses this measure, together with revenue and cash-flow forecasts, to evaluate operating results, prioritize service contracts and capital projects, and allocate capital and personnel. No other reportable segment, other than the single operating segment, has been identified.

8. **Subsequent Events**

We have evaluated subsequent events from the balance sheet date through July 10, 2026, the date at which the financial statements were issued, and determined that there were no other items that require adjustment to or disclosure in the financial statements.